WESCAST INDUSTRIES INC.
DECLARES DIVIDEND

May 11, 2005 Brantford, Ontario, — Wescast Industries Inc. (TSX: WCS.SV.A, NASDAQ: WCST) has declared a dividend on its common shares in the amount of $0.06 per common share, and such dividend shall be payable on June 10, 2005, to shareholders of record at the close of business on May 20, 2005.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:
Mr.    Ed Frackowiak
Wescast Industries Inc.
(519) 750-0000